Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

E2open, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-193346) and (333-193526) on Form S-3 and (No. 333-183330) on Form S-8 of E2open, Inc. of our report dated April 30, 2013, with respect to the consolidated balance sheet of E2open, Inc. as of February 28, 2013, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended February 28, 2013, which report appears in the February 28, 2014 annual report on Form 10-K of E2open, Inc. Our report refers to a change in the method of classifying payments made for deferred initial public offering costs and a change in the method of accounting for revenue arrangements with multiple deliverables.

/s/ KPMG LLP

Santa Clara, California

May 2, 2014